Exhibit 12.1
Lennar Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended		Years Ended November 30,
	February 29,	February 28,
	2008	2007	2007	2006	2005	2004	2003

Earnings from continuing operations:
Pre-tax earnings (loss) from continuing operations	$(154,294)	108,925	(1,941,081)	942,649	2,159,694	1,519,067	1,207,054
Adjustments to pretax earnings (loss) from continuing operations:
Fixed Charges	48,666	73,127	267,952	318,202	229,376	173,419	161,165
Interest capitalized	(29,972)	(55,301)	(196,708)	(226,256)	(171,090)	(137,574)	(129,517)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities, and minority interests	29,491	98,748	471,709	200,930	3,435	(205)	4,670
Previously capitalized interest amortized	24,321	42,054	177,892	219,947	185,345	134,193	141,347

“Earnings”	$(81,788)	267,553	(1,220,236)	1,455,472	2,406,760	1,688,900	1,384,719

Fixed Charges:
Interest incurred	$40,877	62,401	217,924	271,343	190,759	145,189	140,114
Interest component of rent expense	7,789	10,726	50,028	46,859	38,617	28,230	21,051

“Fixed Charges”	$48,666	73,127	267,952	318,202	229,376	173,419	161,165

Ratio of Earnings to Fixed Charges	—	3.7	—	4.6	10.5	9.7	8.6

Excess (deficiency) of earnings to fixed charges	$(130,454)	194,426	(1,488,188)	1,137,270	2,177,384	1,515,481	1,223,554